Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Amendment No. 1 to the Registration Statement on Form S-1 and related prospectus of our report dated October 31, 2022 (except for the effects of the reverse stock split described in Notes 2 and 14, as to which the date is November 14, 2022), with respect to the consolidated financial statements of OncoSec Medical Incorporated as of July 31, 2022 and 2021 and for each of the two years in the period ended July 31, 2022 (which report includes an explanatory paragraph relating to the existence of substantial doubt about the Company’s ability to continue as a going concern), and to the reference to us under the heading “Experts” in the prospectus which is part of this Registration Statement.

/s/ Mayer Hoffman McCann P.C.

San Diego, California

November 14, 2022